SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                          ----------------------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.1)*


                            Wade Cook Financial Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  743167207000
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

|_|      Rule 13d-1(b)
|_|      Rule 13d-1(c)
|X|      Rule 13d-1(d)

-----------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 930128103                    13G                    Page 2 of 7 Pages

--------------------------------------------------------------------------------
1     Name Of Reporting Persons
      I.R.S. Identification Nos. Of Above Persons (entities only)

      Wade B. Cook
--------------------------------------------------------------------------------

2     Check The Appropriate Box If A Member Of A
        Group (See Instructions)                                     (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------

3     SEC Use Only
--------------------------------------------------------------------------------

4     Citizenship Or Place Of Organization

      United States
--------------------------------------------------------------------------------
                5     Sole Voting Power
 Number of            296,100
                ----------------------------------------------------------------
  Shares        6     Shared Voting Power
Beneficially          40,316,450
                ----------------------------------------------------------------
 Owned By       7     Sole Dispositive Power
   Each               296,100
                ----------------------------------------------------------------
 Reporting      8     Shared Dispositive Power
Person With           40,316,450
--------------------------------------------------------------------------------

9     Aggregate Amount Beneficially Owned By Each Reporting Person

      40,612,550
--------------------------------------------------------------------------------

10    Check If The Aggregate Amount In Row (9) Excludes Certain Shares
        (See Instructions)

--------------------------------------------------------------------------------

11    Percent Of Class Represented By Amount In Row 9

      64.14%
--------------------------------------------------------------------------------

12    Type Of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

CUSIP No. 930128103                    13G                    Page 3 of 7 Pages

--------------------------------------------------------------------------------
1     Name Of Reporting Persons
      I.R.S. Identification Nos. Of Above Persons (entities only)

      Laura Cook
--------------------------------------------------------------------------------

2     Check The Appropriate Box If A Member Of A
        Group (See Instructions)                                     (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------

3     SEC Use Only
--------------------------------------------------------------------------------

4     Citizenship Or Place Of Organization

      United States
--------------------------------------------------------------------------------
                5     Sole Voting Power
 Number of            0
                ----------------------------------------------------------------
  Shares        6     Shared Voting Power
Beneficially          40,316,450
                ----------------------------------------------------------------
 Owned By       7     Sole Dispositive Power
   Each               0
                ----------------------------------------------------------------
 Reporting      8     Shared Dispositive Power
Person With           40,316,450
--------------------------------------------------------------------------------

9     Aggregate Amount Beneficially Owned By Each Reporting Person

      40,316,450
--------------------------------------------------------------------------------

10    Check If The Aggregate Amount In Row (9) Excludes Certain Shares
        (See Instructions)

--------------------------------------------------------------------------------

11    Percent Of Class Represented By Amount In Row 9

      63.67%
--------------------------------------------------------------------------------

12    Type Of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

CUSIP No. 930128103                    13G                    Page 4 of 7 Pages

--------------------------------------------------------------------------------


Item 1  (a).  Name of Issuer:

        Wade Cook Financial Corp.

Item 1  (b).  Address of Issuer's Principal Executive Offices:

        14675 Interurban Avenue S.
        Seattle, WA 98168

Item 2  (a).  Name of Person Filing:

        (x)   Wade B. Cook
        (y)   Laura Cook

Item 2  (b).  Address of Principal Business Office or, if None, Residence:

        (x)   14675 Interurban Avenue S.
              Seattle, WA 98168
        (y)   14675 Interurban Avenue S.
              Seattle, WA  98168

Item 2  (c).  Citizenship:

        (x)   United States
        (y)   United States

Item 2  (d).  Title of Class of Securities:

        Common Stock

Item 2  (e).  CUSIP Number:

        930128103

Item 3. If this  statement is filed pursuant to Rules  13d-1(b),  or 13d-2(b) or
        (c), check whether the person filing is a:

        Not applicable

Item 4. Ownership.

        Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

        (a) Amount beneficially owned:

            (x) 40,612,550 shares of Common Stock
            (y) 40,316,450 shares of Common Stock

        (b) Percent of class:

            (x) 64.14%
            (y) 63.67%

        (c) Number of shares as to which such person has:

            (i)  Sole power to vote or to direct the vote

                 (x) 296,100 shares of Common Stock held by the
                     Wade B. Cook IRA.

CUSIP No. 930128103                    13G                    Page 5 of 7 Pages

--------------------------------------------------------------------------------


                 (y) 0 shares of Common Stock

            (ii) Shared power to vote or to direct the vote

                 (x) 40,316,450 shares of Common Stock; which includes
                     o   34,147,112  shares  held  by the  Wade B.  Cook  Family
                         Trust, in which Wade B. Cook and Laura Cook are co-trustees and beneficiaries;
                     o 802,938 shares held for the benefit of the children of Wade B. Cook and Laura Cook;
                     o 327,000 shares held by Never Ending Wealth Limited Partnership, a Nevada limited partnership in which Wade
                         B. Cook and Laura Cook are the sole officers and directors of the limited partnership's general partner Five Star Consulting Inc., a Nevada corporation;
                     o 951,400 shares held by Signet Systems Limited Partnership, a Nevada limited partnership in which Wade
                         B. Cook and Laura Cook are the sole officers and directors of the limited partnership's general partner, Money Chef, Inc., a Nevada corporation;
                     o 189,000 shares held by Crossroads Northwest Limited Partnership, a Nevada limited partnership in which Wade
                         B. Cook and Laura Cook are the sole officers and directors of the limited partnership's general partner, Five Star Consulting, Inc., a Nevada corporation; and
                     o 3,899,000 shares held by Money Chef, Inc., a Nevada corporation in which Wade B. Cook and Laura Cook are the sole officers and directors.

                 (y) 40,316,450 shares of Common Stock; which includes
                     o   34,147,112  shares  held  by the  Wade B.  Cook  Family
                         Trust, in which Wade B. Cook and Laura Cook are co-trustees and beneficiaries;
                     o 802,938 shares held for the benefit of the children of Wade B. Cook and Laura Cook;
                     o 327,000 shares held by Never Ending Wealth Limited Partnership, a Nevada limited partnership in which Wade
                         B. Cook and Laura Cook are the sole officers and directors of the limited partnership's general partner Five Star Consulting Inc., a Nevada corporation;
                     o 951,400 shares held by Signet Systems Limited Partnership, a Nevada limited partnership in which Wade
                         B. Cook and Laura Cook are the sole officers and directors of the limited partnership's general partner, Money Chef, Inc., a Nevada corporation;
                     o 189,000 shares held by Crossroads Northwest Limited Partnership, a Nevada limited partnership in which Wade
                         B. Cook and Laura Cook are the sole officers and directors of the limited partnership's general partner, Five Star Consulting, Inc., a Nevada corporation; and
                     o 3,899,000 shares held by Money Chef, Inc., a Nevada corporation in which Wade B. Cook and Laura Cook are the sole officers and directors.

CUSIP No. 930128103                    13G                    Page 6 of 7 Pages

--------------------------------------------------------------------------------


            (iii) Sole power to dispose or to direct the disposition of

                 (x) 296,100 shares of Common Stock held by the
                     Wade B. Cook IRA.

                 (y) 0 shares of Common Stock

            (iv) Shared power to dispose or to direct the disposition of

                 (x) 40,316,450 shares of Common Stock; which includes
                     o   34,147,112  shares  held  by the  Wade B.  Cook  Family
                         Trust, in which Wade B. Cook and Laura Cook are co-trustees and beneficiaries;
                     o 802,938 shares held for the benefit of the children of Wade B. Cook and Laura Cook;
                     o 327,000 shares held by Never Ending Wealth Limited Partnership, a Nevada limited partnership in which Wade
                         B. Cook and Laura Cook are the sole officers and directors of the limited partnership's general partner Five Star Consulting Inc., a Nevada corporation;
                     o 951,400 shares held by Signet Systems Limited Partnership, a Nevada limited partnership in which Wade
                         B. Cook and Laura Cook are the sole officers and directors of the limited partnership's general partner, Money Chef, Inc., a Nevada corporation;
                     o 189,000 shares held by Crossroads Northwest Limited Partnership, a Nevada limited partnership in which Wade
                         B. Cook and Laura Cook are the sole officers and directors of the limited partnership's general partner, Five Star Consulting, Inc., a Nevada corporation; and
                     o 3,899,000 shares held by Money Chef, Inc., a Nevada corporation in which Wade B. Cook and Laura Cook are the sole officers and directors.

                 (y) 40,316,450 shares of Common Stock; which includes
                     o   34,147,112  shares  held  by the  Wade B.  Cook  Family
                         Trust, in which Wade B. Cook and Laura Cook are co-trustees and beneficiaries;
                     o 802,938 shares held for the benefit of the children of Wade B. Cook and Laura Cook;
                     o 327,000 shares held by Never Ending Wealth Limited Partnership, a Nevada limited partnership in which Wade
                         B. Cook and Laura Cook are the sole officers and directors of the limited partnership's general partner Five Star Consulting Inc., a Nevada corporation;
                     o 951,400 shares held by Signet Systems Limited Partnership, a Nevada limited partnership in which Wade
                         B. Cook and Laura Cook are the sole officers and directors of the limited partnership's general partner, Money Chef, Inc., a Nevada corporation;
                     o 189,000 shares held by Crossroads Northwest Limited Partnership, a Nevada limited partnership in which Wade
                         B. Cook and Laura Cook are the sole officers and directors of the limited partnership's general partner, Five Star Consulting, Inc., a Nevada corporation; and
                     o 3,899,000 shares held by Money Chef, Inc., a Nevada corporation in which Wade B. Cook and Laura Cook are the sole officers and directors.

CUSIP No. 930128103                    13G                    Page 7 of 7 Pages

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Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable

Item 8.  Identification and Classification of Members of the Group.

         Not applicable

Item 9.  Notice of Dissolution of Group.

         Not applicable

Item 10. Certifications.

         Not applicable



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


02/14/02                                /s/ Wade B. Cook
---------------------------             ----------------------------------------
(Date)                                  Wade B. Cook

02/14/02                                /s/ Laura Cook
---------------------------             ----------------------------------------
(Date)                                  Laura Cook

                                    EXHIBIT A


                            Agreement of Joint Filing
                            Wade Cook Financial Corp.
                                  Common Stock


     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 14, 2002.



/s/ Wade B. Cook
-------------------------------
Wade B. Cook




/s/ Laura Cook
-------------------------------
Laura Cook